UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 24, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 24, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 12-43-TR	Date:	October 24, 2012
TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2012

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported third quarter adjusted profit of $349 million, or $0.60 per share, compared with $742 million or $1.26 per share in 2011.

"The uncertainty in global economic conditions resulted in lower commodity prices and sales volumes of steelmaking coal compared with the third quarter of 2011. This resulted in profits and cash flow from operations being less than the third quarter of last year. However, our quarterly operating results continued to be strong with another quarterly record for copper production at 99,000 tonnes, up 29% from the third quarter of last year. Our balance sheet remains strong, with a current cash balance of $4.2 billion and we are well positioned to continue with our growth plans. Notwithstanding our strong financial position, some of our planned capital spending has been deferred for a variety of reasons and we have also implemented a cost reduction program," said Don Lindsay, President and CEO.

Highlights and Significant Items

—	Gross profit before depreciation and amortization was $933 million in the third quarter compared with a record $1.8 billion in the third quarter of 2011.

—	Cash flow from operations, before working capital changes, was $741 million in the third quarter compared with a record $1.3 billion a year ago.

—	Our cash balance was $4.2 billion as at October 23, 2012.

—	Profit attributable to shareholders was $180 million and EBITDA was $721 million in the third quarter.

—
To date we have reached agreements with our coal customers to sell 6.2 million tonnes of coal in the fourth quarter of 2012 at an average price of US$163 per tonne. We expect to conclude additional sales over the course of the quarter.

—
Copper production increased 29% from the third quarter of 2011 to a record 99,000 tonnes in the third quarter, which reflects investments we have made at the Antamina, Carmen de Andacollo and Highland Valley Copper Operations. With the increase in copper production in the third quarter our total cash costs, before by-product credits declined by 6%, and cash

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com costs net of by-product credits, declined by 5% from the second quarter of 2012 to US$1.69 per pound.

—
In August, we issued US$1.75 billion of long-term notes with an effective average interest rate of 4.0%. A portion of the notes refinanced US$660 million of our high-yield notes, which resulted in an after-tax charge of $196 million in the quarter.

—
On October 19, we issued a notice of redemption to redeem all US$521 million principal amount of our outstanding 10.75% senior notes due in 2019, with the redemption taking place on November 19, 2012. We expect to record an after-tax charge of approximately US$259 million in the fourth quarter in connection with the redemption.

—	Approximately $1.5 billion of expected capital spending is being deferred from our original 2012 and 2013 capital budgets, which includes:

o	reduced capital spending for Quebrada Blanca Phase 2 and Quintette due to permitting delays for each project,
o	a delay in the Relincho project as a result of external factors related to power and port facilities,
o	a delay in the development of Fort Hills as our partner updates the design basis for the project, and
o	a deferral of the construction of the Number 4 slag fuming furnace at our Trail Operations.

—	We are currently implementing cost reduction programs across our operations designed to reduce a minimum of $200 million from our annual operating costs.

—
The Red Dog 2012 shipping season was successfully completed on October 19, 2012 with all available concentrates being shipped. Zinc concentrate shipments totalled 950,000 tonnes and lead concentrate totalled 175,000 tonnes.

—
During the quarter we reduced our coal production to align with declining market demand. However, we expect that our annual production will meet the lower end of our guidance of 24.5 million tonnes for 2012.

—
In September, we were named to the Dow Jones Sustainability World Index (“DJSI”) for the third straight year. Our DJSI score placed our sustainability performance in the top two percent of companies in the mining industry worldwide, with our environmental performance being ranked the highest in the sector.

2       Teck Resources Limited 2012 Third Quarter News Release

This management’s discussion and analysis is dated as at October 24, 2012 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended September 30, 2012 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2011. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2011, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

We expect to meet our production guidance for the year and have achieved significant increases in both copper and coal production compared to last year. With the increase in copper production in the third quarter our total cash costs, before by-product credits declined by 6%, and cash costs, net of by-product credits, declined by 5% from the second quarter of 2012 to US$1.69 per pound. Our Carmen de Andacollo and Highland Valley Copper Operations led this improvement. Further cost control programs are being implemented across the company. These measures are expected to reduce our annual operating costs by a minimum of $200 million.

Average prices for our base metal products remained constant or declined slightly compared to the June 2012 quarter, however, more significant decreases affected our coal business with average realized prices falling from US$202 to US$193 per tonne compared to the preceding quarter.

A significant component of our planned capital spending program has been rescheduled for a variety of reasons. This includes a delay in Quebrada Blanca Phase 2, as the resubmission of our Social and Environmental Impact Assessment is not expected to occur before the second quarter of 2013. At Relincho changes in plans for local infrastructure projects necessitates a pause before the completion of the feasibility study. Spending on Fort Hills has decreased this year due to the focus on developing a cost-driven project schedule. We have also deferred the construction of the Number 4 slag furnace at Trail and we are considering delay of a number of other projects. This rescheduling will result in deferrals of capital expenditures of approximately $1.5 billion, of which $300 million relates to 2012, and $1.2 billion which relates to 2013. Our annual budgeting cycle occurs in the fourth quarter of each year and our capital and operating budgets for 2013 have not yet been finalized.

3       Teck Resources Limited 2012 Third Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions as described in the table below, was $349 million, or $0.60 per share, in the third quarter of 2012 compared with $742 million, or $1.26 per share, in the same period a year ago. The decline in adjusted profit was primarily due to significantly lower prices for all our main products, especially for coal.

Profit attributable to shareholders was $180 million, or $0.31 per share, in the third quarter compared with $814 million or $1.38 per share in the same period last year.

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2012	2011	2012	2011

Profit attributable to shareholders as reported	$180	$814	$666	$2,031
Add (deduct):
Asset sale gains	(22)	(24)	(43)	(145)
Foreign exchange (gains) losses	2	15	21	10
Derivative (gains) losses	(48)	(63)	(95)	(67)
Collective agreement charges	9	-	59	26
Financing items	196	-	525	-
Tax items	32	-	32	-
Adjusted profit	$349	$742	$1,165	$1,855

Adjusted earnings per share	$0.60	$1.26	$1.99	$3.14

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States. For adjusted profit we adjust profit attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit attributable to shareholders before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4       Teck Resources Limited 2012 Third Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three Months ended September 30

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$763	$808	$362	$439	$263	$362
Coal	1,077	1,717	445	1,094	333	954
Zinc	664	855	125	281	98	255
Energy	1	-	1	-	-	-
Total	$2,505	$3,380	$933	$1,814	$694	$1,571

Gross profit before depreciation and amortization from our copper business unit in the third quarter declined by $77 million compared with a year ago as a result of lower copper prices and lower by-product revenues. This was partially offset by a 13% rise in sales volumes. Copper production in the third quarter increased by 29% to 99,000 tonnes compared with 77,000 tonnes a year ago, which reflects a new quarterly production record, and an increase of 10% from the second quarter of 2012. The higher production is a result of our share of additional production from Antamina’s mine expansion, the mining of higher grade sections at Highland Valley Copper and mill throughput initiatives at Carmen de Andacollo. Copper prices softened by 14% in the third quarter to US$3.50 per pound compared with a year ago reflecting weaker commodity and metals markets, but ended the quarter at US$3.75 per pound, resulting in positive pre-tax pricing adjustments of $54 million which are recorded in other income. With the increase in copper production in the third quarter our total cash costs before by-product credits declined by 6%, and cash costs, net of by-product credits, declined by 5% from the second quarter of 2012 to US$1.69 per pound.

Gross profit before depreciation and amortization from our coal business unit decreased by $649 million in the third quarter compared with the same period a year ago as a result of significantly lower coal prices, reduced sales volumes and higher total unit costs. Production in the third quarter increased by 6% compared with the same quarter in 2011 despite our decision to reduce production starting in mid-August to align with the declining demand for coal. Production levels increased in July and the first part of August after completing the plant upgrade at our Elkview mine and the de-bottlenecking efforts across our operations. Coal sales were 5.5 million tonnes in the third quarter, 10% lower than the same period last year, and the average coal price declined by US$93 per tonne to US$193 per tonne in the third quarter compared with the same period last year reflecting weaker steelmaking coal market conditions. Total cash unit cost of product sold in the third quarter increased by 13% compared with a year ago to $114 per tonne primarily as a result of higher labour costs and increased transportation costs. On a year-to-date basis, total cash unit costs rose by 4% to $111 per tonne, with the increase entirely due to higher transportation costs.

Gross profit before depreciation and amortization from our zinc business unit decreased by $156 million to $125 million in the third quarter compared with a year ago. This was primarily due to significantly lower metal prices and a 24% decline in zinc sales volumes from our Red Dog Operations due to weather related shipping delays. Red Dog’s zinc production declined by

5       Teck Resources Limited 2012 Third Quarter News Release

15% in the third quarter compared with the same period a year ago due to lower ore grades and milling rates which were lowered to reduce silica in the zinc concentrate. A band of extremely fine grained/high silica content ore was encountered, requiring a reduction in mill throughput to achieve acceptable concentrate quality. Milling rates are expected to return to normal in the fourth quarter. Refined zinc and lead production from Trail Operations were similar to the same period a year ago. Sales volumes at Trail rose approximately 10% compared with a year ago due to stronger customer demand. Average zinc, lead and silver prices decreased 15%, 20% and 23%, respectively, in the third quarter of 2012 compared with the same period a year ago.

Revenues

Revenues from operations were $2.5 billion in the third quarter compared with record revenues of $3.4 billion a year ago. Revenues from our copper business unit declined by $45 million from a year ago as the higher sales volumes were offset by lower copper prices and lower by-product revenues. Coal revenues decreased by $640 million compared with the third quarter of 2011 as a result of significantly lower coal prices and a 10% decline in sales volumes. Revenues from our zinc business unit declined by $191 million from a year ago as a result of lower metal prices and a 24% reduction in sales volumes from Red Dog.

Average Prices and Exchange Rates*

	Three months			Nine months
	ended September 30,			ended September 30,
	2012	2011	% Change	2012	2011	% Change

Copper (LME Cash - US$/pound)	3.50	4.07	-14%	3.61	4.20	-14%
Coal (realized - US$/tonne)	193	286	-33%	206	258	-20%
Zinc (LME Cash - US$/pound)	0.86	1.01	-15%	0.88	1.04	-15%
Silver (LME PM fix – US$/ounce)	30	39	-23%	31	36	-14%
Molybdenum (published price - US$/pound)	12	15	-20%	13	16	-19%
Lead (LME Cash - US$/pound)	0.90	1.12	-20%	0.91	1.15	-21%
Cdn/U.S. exchange rate (Bank of Canada)	1.00	0.98	+2%	1.00	0.98	+2%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Our year-to-date business unit results are presented in the table below:

Nine Months ended September 30

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$2,247	$2,330	$1,070	$1,335	$803	$1,115
Coal	3,637	4,207	1,686	2,415	1,323	2,019
Zinc	1,726	2,005	298	604	221	531
Energy	3	-	2	-	-	-
Total	$7,613	$8,542	$3,056	$4,354	$2,347	$3,665

6       Teck Resources Limited 2012 Third Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major products.

	Units (000's)	Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
(note 1)		2012	2011	2012	2011	2012	2011	2012	2011

Principal products

Copper
Contained in
concentrate	tonnes	84	63	219	182	81	68	213	184
Cathode	tonnes	15	14	51	50	15	17	51	51
		99	77	270	232	96	85	264	235

Coal	tonnes	6,322	5,952	18,294	16,087	5,546	6,143	17,567	16,660

Zinc
Contained in
concentrate	tonnes	145	164	441	496	157	194	371	422
Refined	tonnes	74	73	217	217	75	69	220	214

Other products
Lead
Contained in
concentrate	tonnes	22	19	69	62	46	46	46	46
Refined	tonnes	21	20	64	64	22	21	65	63

Molybdenum
Contained in
concentrate	pounds	3,448	2,825	9,652	7,046	3,006	2,566	9,396	7,144

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo Operations in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7       Teck Resources Limited 2012 Third Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED SEPTEMBER, 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit (loss)
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$251	$262	$128	$142	$90	$119
Antamina	227	195	164	145	153	140
Quebrada Blanca	107	140	1	58	(22)	35
Carmen de Andacollo	142	172	60	78	40	58
Duck Pond	31	39	6	16	(1)	10
Other	5	-	3	-	3	-
	763	808	362	439	263	362

Coal (note 1)	1,077	1,717	445	1,094	333	954

Zinc
Trail	437	492	5	52	(7)	40
Red Dog	288	416	127	227	111	213
Other	2	4	(7)	2	(6)	2
Inter-segment sales	(63)	(57)	-	-	-	-
	664	855	125	281	98	255

Energy	1	-	1	-	-	-

TOTAL	$2,505	$3,380	$933	$1,814	$694	$1,571

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, and have a 95% partnership interest in the Elkview Mine and an 80% interest in the Greenhills Operations.

8       Teck Resources Limited 2012 Third Quarter News Release

REVENUES AND GROSS PROFIT
NINE MONTHS ENDED SEPTEMBER 30

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$698	$722	$341	$394	$249	$332
Antamina	640	597	460	439	436	423
Quebrada Blanca	380	423	87	209	15	143
Carmen de Andacollo	423	482	155	246	94	187
Duck Pond	99	106	27	47	9	30
Other	7	-	-	-	-	-
	2,247	2,330	1,070	1,335	803	1,115

Coal (note 1)	3,637	4,207	1,686	2,415	1,323	2,019

Zinc
Trail	1,366	1,498	38	208	1	171
Red Dog	516	669	261	388	221	352
Other	6	15	(1)	8	(1)	8
Inter-segment sales	(162)	(177)	-	-	-	-
	1,726	2,005	298	604	221	531

Energy	3	-	2	-	-	-

TOTAL	$7,613	$8,542	$3,056	$4,354	$2,347	$3,665

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River Operations, have a 95% partnership interest in the Elkview Mine and an 80% joint venture interest in the Greenhills Operation.

9       Teck Resources Limited 2012 Third Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Tonnes milled (000's)	10,955	10,763	33,723	30,631

Copper
Grade (%)	0.32	0.24	0.27	0.26
Recovery (%)	89.3	86.8	85.9	87.6
Production (000's tonnes)	31.5	22.8	78.9	70.0
Sales (000's tonnes)	31.5	26.8	80.2	73.5

Molybdenum
Production (million pounds)	2.7	2.0	7.5	5.1
Sales (million pounds)	2.2	1.8	6.9	5.3

Cost of sales ($ millions)
Operating costs	$114	$111	$332	$303
Distribution costs	$9	$9	$25	$25
Depreciation and amortization	$38	$23	$92	$62

Gross profit summary ($ millions) (note 1)
Before depreciation and amortization	$128	$142	$341	$394
Depreciation and amortization	(38)	(23)	(92)	(62)
After depreciation and amortization	$90	$119	$249	$332

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

Highland Valley Copper's third quarter gross profit before depreciation and amortization decreased from a year ago primarily due to lower copper prices, despite an 18% increase in sales volumes and lower unit costs.

Copper production in the third quarter of 31,500 tonnes was 38% higher than a year ago primarily as a result of significantly higher grades and resulting higher recoveries. Production was focused on the higher grade ore in the Valley Pit during the third quarter of 2012, with higher than normal grades expected to continue in the fourth quarter. Molybdenum production was also strong in the quarter as a result of improved recoveries and higher feed grades.

The mill modernization project is progressing, with concrete work well advanced and steel erection and major equipment installation commencing in the third quarter. During the third quarter an updated cost estimate for the project was completed. The forecast completion cost for the project is now estimated at $550 million compared with the pre-feasibility study cost estimate of $475 million. The increase in cost of approximately 15% is primarily due to finalizing

10       Teck Resources Limited 2012 Third Quarter News Release

the project scope, bulk commodity quantities and the resulting construction hours for the project.  The project is on schedule for completion and commissioning at the end of 2013.

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Tonnes milled (000's)
Copper-only ore	9,359	7,623	23,541	18,405
Copper-zinc ore	2,915	1,774	11,190	9,533

	12,274	9,397	34,731	27,938
Copper (note 1)
Grade (%)	1.15	1.11	1.07	1.00
Recovery (%)	89.4	87.3	87.6	85.3
Production (000's tonnes)	123.5	93.2	325.2	238.7
Sales (000's tonnes)	122.1	86.8	317.0	239.4

Zinc (note 1)
Grade (%)	1.97	2.59	1.88	2.33
Recovery (%)	81.9	84.8	80.3	85.2
Production (000's tonnes)	51.1	31.4	174.6	187.8
Sales (000's tonnes)	54.7	33.6	166.3	188.4

Molybdenum
Production (million pounds)	3.0	3.9	9.4	8.8
Sales (million pounds)	3.5	3.6	11.1	8.4

Cost of sales (US$ millions)
Operating costs	$204	$136	$570	$409
Distribution costs	$29	$23	$80	$67
Royalties and other costs (note 2)	$49	$55	$152	$170
Depreciation and amortization	$39	$27	$103	$80

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$164	$145	$460	$439
Depreciation and amortization	(11)	(5)	(24)	(16)
After depreciation and amortization	$153	$140	$436	$423

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The increase in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the third quarter was primarily due to significantly higher sales volumes as the benefits from

11       Teck Resources Limited 2012 Third Quarter News Release

the expansion project and resulting higher production levels were realized. Higher sales volumes were partially offset by lower metal prices.

Tonnes milled in the third quarter were 31% higher than a year ago and averaged approximately 133,400 tonnes per day, which reflects Antamina’s expanded mill capacity.

The mix of mill feed in the third quarter was 76% copper-only ore and 24% copper-zinc ore, compared with 81% and 19%, respectively, in the same period a year ago. Copper production increased by 33% to 123,500 tonnes compared with 93,200 tonnes in the third quarter of 2011. The higher production was primarily the result of the mill expansion, as well as slightly higher head grades and improved recoveries. Zinc production increased to 51,100 tonnes from 31,400 tonnes in the same period a year ago as a result of the additional mill throughput and a greater proportion of copper-zinc ore processed in the quarter. Molybdenum production decreased in the third quarter compared with a year ago as a result of lower molybdenum grades and recoveries.

The increased cost of sales in the third quarter compared with a year ago was due to substantially increased sales volumes in both copper and zinc. Cost per unit of production sold was similar to the same quarter last year.

Negotiations for Antamina’s labour agreement, which expired on July 23, 2012, are continuing.

12       Teck Resources Limited 2012 Third Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Tonnes placed (000's)
Heap leach ore	1,904	1,546	5,130	4,825
Dump leach ore	7,449	5,002	19,693	17,258

	9,353	6,548	24,823	22,083
Grade (TCu%) (note 1)
Heap leach ore	0.78	0.93	0.85	0.93
Dump leach ore	0.47	0.50	0.45	0.47

Production (000's tonnes)
Heap leach ore	9.9	6.7	30.2	23.0
Dump leach ore	5.1	6.9	17.9	22.7

	15.0	13.6	48.1	45.7

Sales (000's tonnes)	13.8	15.5	47.1	46.0

Cost of sales (US$ million)
Operating costs	$105	$82	$288	$213
Distribution costs	$1	$2	$5	$5
Depreciation and amortization	$23	$23	$71	$67

Gross profit (loss) summary ($ millions) (note 2)
Before depreciation and amortization	$1	$58	$87	$209
Depreciation and amortization	(23)	(23)	(72)	(66)
After depreciation and amortization	$(22)	$35	$15	$143

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization in the third quarter declined substantially due to significantly higher unit costs, lower copper prices and an 11% decrease in sales volumes due to timing of shipments.

Cathode copper production in the third quarter rose by 10% to 15,000 tonnes compared with the same period a year ago. Production increased as a result of processing higher amounts of heap and dump-leach ore placed in this and previous quarters, and now undergoing leaching, partly offset by lower ore grades.

Operating costs increased by US$23 million in the third quarter compared with the same period a year ago primarily due to significant increases in heap and dump-leach ore placed in the quarter and to high, non-recurring costs. This increased 43% compared with the same period a year ago. In addition, labour costs rose, reflecting the new terms of the collective agreement ratified earlier in 2012.

13       Teck Resources Limited 2012 Third Quarter News Release

Quebrada Blanca’s 2012 production is now expected to be approximately 60,000 tonnes of copper cathode compared with our previous guidance of 65,000 to 70,000 tonnes, with the reduction due a higher-than-anticipated proportion of low-grade dump material undergoing leaching and a corresponding lower-than-anticipated proportion of higher-grade heap ores undergoing leaching.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Tonnes milled (000’s)	4,529	3,703	12,490	10,988
Copper
Grade (%)	0.52	0.49	0.52	0.51
Recovery (%)	87.5	86.7	86.6	87.6
Production (000’s tonnes)	20.8	15.8	56.1	48.8
Sales (000’s tonnes)	18.5	17.9	50.5	46.8

Gold (note 1)
Production (000’s ounces)	16.2	11.8	40.9	38.5
Sales (000’s ounces)	14.7	13.5	38.9	35.3

Copper cathode
Production (000’s tonnes)	0.8	1.1	3.2	4.5
Sales (000’s tonnes)	0.6	1.1	3.3	4.7

Cost of sales (US$ million)
Operating costs	$75	$90	$248	$226
Distribution costs	$7	$6	$19	$16
Depreciation and amortization	$20	$21	$61	$61

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$60	$78	$155	$246
Depreciation and amortization	(20)	(20)	(61)	(59)
After depreciation and amortization	$40	$58	$94	$187

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The decrease in Carmen de Andacollo’s third quarter gross profit before depreciation and amortization was primarily due to lower copper prices, partly offset by lower unit operating costs.

Production in the third quarter was a record and rose by 32% to 20,800 tonnes compared with the same period a year ago. The 20,000 tonnes per day pre-crushing plant commissioned during the third quarter was primarily responsible for the additional increase in throughput. Although not fully optimized, the plant began to reach design capacity near the end of the

14       Teck Resources Limited 2012 Third Quarter News Release

quarter. Plant throughput achieved just over 54,000 tonnes per day in the month of September versus the design capacity of 55,000 tonnes per day.

Operating costs in the third quarter decreased by 17% to $75 million compared with a year ago as result of lower unit costs achieved by the economies of scale from the higher production levels.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization declined to $6 million in the third quarter compared with $16 million in the same period a year ago as a result of lower metal prices. Copper and zinc production in the third quarter were 3,100 tonnes and 4,600 tonnes, respectively, compared with 3,500 tonnes and 5,900 tonnes, respectively, last year. Lower production in both copper and zinc was due to lower feed grades available during the quarter, as well as lower recoveries in the plant. Copper and zinc sales in the third quarter were 4,100 tonnes and 3,700 tonnes, respectively, compared with 3,900 tonnes and 4,300 tonnes, respectively, last year.

As planned in the original feasibility study, the operation will start early works for the Boundary pits in the fourth quarter as the mine transitions towards open pit mining in 2013 as a supplemental feed source for the remainder of the mine life, currently scheduled to close in early 2015.

Copper Development Projects

Quebrada Blanca Phase 2

During the second quarter we completed a feasibility study on our Quebrada Blanca hypogene project. The study estimates a capital cost for the development of the project of US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion. The study contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165 kilometre concentrate and desalinated water pipelines.

As part of the ongoing project work plan for 2012, the Social Environmental Impact Assessment (“SEIA”) for the project was submitted to the Chilean regulatory authorities during the second quarter. This was subsequently voluntarily withdrawn and we are preparing responses to the comments and questions from the Chilean authorities and collecting and analyzing some additional baseline environmental data. We currently do not expect to re-file the SEIA before the second quarter of 2013.

Discussions are ongoing with various potential suppliers for power to the project and with the other shareholders of Quebrada Blanca concerning financing options for the hypogene project, which may include limited recourse project financing and, possibly, bringing in a new funding partner.

Relincho

The feasibility study is progressing. Permitting delays have impacted the progress of third-party port and power supply facilities that we expected to use for Relincho and will delay the

15       Teck Resources Limited 2012 Third Quarter News Release

completion of the feasibility study. Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study. Based on the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over a 22-year mine life, with higher production in the first five years.

Galore Creek (50%)

The 2012 work program, which included approximately 25,000 meters of infill and geotechnical drilling, was completed in the third quarter. The results of this field program are currently being assembled and reviewed.

COAL (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Production (000's tonnes)	6,322	5,952	18,294	16,087

Sales (000's tonnes)	5,546	6,143	17,567	16,660

Average sale price
US$/tonne	$193	$286	$206	$258
C$/tonne	$194	$279	$207	$252

Cost of sales (C$/tonne)
Operating costs	$77	$70	$75	$75
Transportation costs	$37	$31	$36	$32
Depreciation and amortization	$20	$23	$21	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$445	$1,094	$1,686	$2,415
Depreciation and amortization	(112)	(140)	(363)	(396)
After depreciation and amortization	$333	$954	$1,323	$2,019

Gross profit before depreciation and amortization in the third quarter declined substantially compared with last year due primarily to significantly lower coal prices, lower sales volumes and higher operating and transportation unit costs.

Production in the third quarter increased by 6% compared with the same quarter in 2011 despite our decision to reduce production starting in mid-August to align with the declining demand for coal. Production levels increased in July and the first part of August after completing the plant upgrade at our Elkview mine and the de-bottlenecking efforts across our operations.

Coal sales of 5.5 million tonnes in the third quarter were 12% below production levels and 10% lower than the same period last year. The average coal price of US$193 per tonne in the third quarter was 33% lower than the same quarter a year ago. The decline in sales volume and

16       Teck Resources Limited 2012 Third Quarter News Release

average coal price for this quarter reflects the weaker market conditions. Concerns surrounding the slowdown of global economic activity and softer steel prices have caused many steel producers to reduce their production.

Coal prices have been agreed with the majority of the quarterly contract customers for the fourth quarter of 2012 based on pricing of approximately US$170 per tonne for the highest quality product, which is consistent with prices reportedly achieved by our competitors. As of the date of this release, contracted sales are approximately 6.2 million tonnes of coal for delivery in the fourth quarter at an average price of US$163 per tonne. We remain in quarterly contract discussions with a small number of customers and are anticipating selling additional tonnage on the spot market as well. Vessel nominations for quarterly contract tonnage are determined by customers and final sales and average prices for the quarter will depend on vessels arriving at port as scheduled, and on the level of additional spot sales.

Unit cost of product sold of $77 per tonne, before transportation and depreciation charges, was $7 per tonne higher than in the same quarter of 2011. Cost reduction efforts at the mines, which accompanied the reduction in production levels beginning in mid-August, were successful and further reductions are being implemented. Costs in the third quarter, other than those for labour, were generally consistent with prior year levels. The increase in unit labour costs year-over-year was primarily due to the effect of new annual collective agreements at all mines, and a one-time charge from the recently settled Cardinal River collective agreement. The 2012 annual cost of product sold is expected to fall within the current guidance range of $72 to $78 per tonne, for current production plans.

Unit transportation costs in the third quarter were $37 per tonne, or 19% higher compared with the same quarter a year ago mainly due to higher port and ocean freight costs. Port costs rose due to an annual increase in contract rates and inflation adjustments. Ocean freight costs this quarter also increased due to a higher portion of coal that is being sold inclusive of ocean freight. The additional costs of utilizing different coal terminals as a means of supplementing capacity during outages that occur as part of expansion programs at the ports in greater Vancouver, also contributed to the higher transportation costs in the third quarter. Annual unit transportation costs are expected to remain within the current guidance range of $34 to $38 per tonne.

Westshore Terminals is completing planned capacity expansion work at its facility in the fourth quarter that will result in reduced rail dumping capacity during the construction period. We do not anticipate any impact on our sales with greater use of the Neptune, Ridley, and Pacific Coast terminals. Additionally, we will draw down stockpiles at Westshore to take advantage of vessel loading capacity that is available during the dumper work.

Ongoing CP Rail investment in its network, supported by the recent rail loop extension at Neptune Terminals, is adding rail capacity for coal through longer trains. More than half the trains in CP export service are now running at 152 cars in length allowing more coal to be transported with fewer trains. We expect to see average train lengths to increase further in 2013 as CP Rail’s investment program progresses.

Depreciation and amortization declined by $3 per tonne due to the significant increase in coal reserves recorded in 2011 as a result of our drilling programs at our coal mines. Certain capital assets are depreciated on a units-of-production basis over proven and probable reserves.

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The feasibility study for the re-opening of the Quintette mine was completed in the third quarter of this year. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12 year life of Quintette. We are presently evaluating options that would extend the life of mine for Quintette beyond the present mineral reserve of 42.5 million tonnes of clean coal. The Mines Act Permit Amendment (“MAPA”) application was submitted earlier this year and has been delayed as a result of newly issued provincial interim guidelines for caribou management. An updated Caribou Monitoring and Mitigation Plan incorporating the interim guidelines was developed and submitted as an amendment to the MAPA in October 2012. The delay in the permitting process has resulted in a reduction in capital spending of $224 million in 2012. We expect to receive the permit approval in the first half of 2013 and the first coal production is now expected in the first half of 2014. By the fourth quarter of 2014 Quintette is expected to be producing at an annualized rate of three million tonnes.

Work is ongoing to develop and implement selenium management plans for each of the six operating coal mines and the Quintette project. It is possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented. Water treatment is being planned at three mine sites in the Elk Valley entailing expenditures of approximately $175 million over the next three years. Construction has commenced at our Line Creek Operation on the first water treatment plant for selenium removal. However, plans are not yet complete and additional costs may be incurred, which may be significant. In addition, an extensive applied research and development program focused on the development of long-term, lower-cost methods of mining to reduce selenium generation has been initiated this year with planned costs of approximately $12 million annually for the next three years.

Neptune Bulk Terminals, of which we have a 46% ownership interest, is expanding its annual coal throughput capacity from 9 million tonnes to 12.5 million tonnes by the spring of 2013 with the addition of a second stacker reclaimer. Completion of the feasibility study for the next expansion phase, which may further increase capacity from 12.5 million tonnes to 18.5 million tonnes, is expected in the fourth quarter of 2012. The proposed upgrades will include a second railcar dumper and associated conveying system, a new rail track within the existing rail loop, the replacement of a ship loader and foundation reinforcement of the loading berth.

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ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Metal production
Zinc (000's tonnes)	73.5	73.1	217.0	216.6
Lead (000's tonnes)	21.7	20.3	64.4	64.0
Silver (million ounces)	5.6	5.0	16.2	16.0

Metal sales
Zinc (000's tonnes)	75.6	69.3	220.3	214.0
Lead (000's tonnes)	22.2	20.1	64.9	62.5
Silver (million ounces)	5.6	5.0	16.2	15.9

Cost of sales ($ millions)
Concentrates	$305	$326	$893	$946
Operating costs	$99	$90	$354	$270
Distribution costs	$28	$24	$81	$74
Depreciation and amortization	$12	$12	$37	$37

Gross profit (loss) summary ($ millions)
Before depreciation and amortization	$5	$52	$38	$208
Depreciation and amortization	(12)	(12)	(37)	(37)
After depreciation and amortization	$(7)	$40	$1	$171

Gross profit at Trail before depreciation and amortization declined substantially from a year ago due to significantly lower metal prices, despite higher production and sales levels.

Third quarter production levels for lead and silver increased from a year ago due to a combination of the Kivcet furnace running at higher feed rates and a drawdown of in-process inventory that had accumulated in the second quarter. Stronger customer demand resulted in higher zinc sales volumes than the same period in 2011.

Concentrate purchase costs decreased in the third quarter compared with the same period a year ago as a result of lower metal prices. Operating costs rose slightly in the third quarter from a year ago due to higher labour costs and higher expenditures on operating supplies consistent with increased production levels.

Construction continued on the new acid plant project with start-up expected in late 2013. Spending on the Number 4 Furnace Project has been deferred as major excavation and construction have not commenced and detailed engineering has yet to be completed. Current production will not be impacted by the deferral and employees currently dedicated to the project will be deployed to other areas of Trail Operations.

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Upper Columbia River Basin (Lake Roosevelt)

Teck American continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington continues. In April, an order for summary judgment was issued striking Teck Metals Ltd.’s defense of apportionment. In July, the United States Court of Appeals for the Ninth Circuit denied our application for leave to appeal that decision on an interlocutory basis.

In September, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. These facts are expected to provide the minimum requirements to allow the court to find in favour of the plaintiffs on their claim for a declaratory judgment that TML is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to CERCLA. The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by Teck American are completed, which is currently expected to occur in 2015.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

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Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Tonnes milled (000's)	880	959	2,575	2,817

Zinc
Grade (%)	18.1	19.3	18.2	18.9
Recovery (%)	80.8	81.7	82.3	82.0
Production (000's tonnes)	128.9	151.1	386.8	436.9
Sales (000's tonnes)	141.2	186.8	321.1	364.1

Lead
Grade (%)	4.3	4.8	4.7	4.8
Recovery (%)	59.4	42.2	57.7	45.7
Production (000's tonnes)	22.3	19.4	69.1	61.9
Sales (000's tonnes)	46.4	45.6	46.4	45.6

Cost of sales (US$ millions)
Operating costs	$80	$90	$127	$131
Distribution costs	$32	$40	$66	$73
Royalties (NANA)	$52	$61	$64	$82
Depreciation and amortization	$16	$14	$40	$36

Gross profit summary ($ millions)
Before depreciation and amortization	$127	$227	$261	$388
Depreciation and amortization	(16)	(14)	(40)	(36)
After depreciation and amortization	$111	$213	$221	$352

Red Dog’s gross profit declined significantly in the third quarter as a result of lower metal prices and a 24% decrease in zinc sales volumes associated with weather related shipping delays.

Zinc production in the third quarter decreased by 15% from a year ago to 128,900 tonnes as milling rates were lowered to reduce silica in the zinc concentrate and due to lower ore grades. A band of extremely fine grained/high silica content ore was encountered, requiring a reduction in mill throughput to achieve acceptable concentrate quality. Milling rates are expected to return to normal in the fourth quarter. Lead production was 15% higher than the third quarter of 2011 due to improved recoveries as significantly less near-surface, weathered ore from the Aqqaluk Pit was processed in the quarter.

The 2012 shipping season was completed on October 19, 2012 following the shipment of 950,000 tonnes of zinc concentrate and 175,000 tonnes of lead concentrate compared with 1,010,000 tonnes and 143,000 tonnes respectively, for the 2011 season. This represents all of Red Dog’s concentrates available to be shipped from the operation.

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Appeals of Red Dog’s 2010 water discharge permit have been favourably resolved (although deadlines for further appeal have not yet expired), and discussions are ongoing with regulators in connection with the reissuance of the permit.

In accordance with the agreements governing our development of the mine, the net proceeds of production royalty that we pay to NANA Development Inc. will increase to 30% in the fourth quarter of 2012 from the current 25%.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of cost estimates to facilitate a project sanction decision by the partners in 2013. Suncor, operator of Fort Hills, has indicated that it is developing a cost-driven construction schedule and as a result, should the partners approve the sanction of Phase One of the Fort Hills project in 2013, production would not be expected to start before 2017.

Our share of 2012 Fort Hills spending, including our ongoing earn-in commitments, is now estimated at $138 million compared with our previous guidance of $220 million. Spending has decreased this year due to the focus on developing a cost-driven project schedule.

Frontier Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day.

Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests (“SIR”s) in July 2012. We anticipate responding to these information requests in late 2012 or early 2013. The Canadian Environmental Assessment Agency (“CEAA”) has provided estimates of the federal review schedule for the Frontier project application. The cumulative federal review period is estimated to be approximately two years. When time to respond to information requests is included, 2015 is the earliest an approval decision and receipt of required permits is expected.

A field exploration program is being planned for 2013 to acquire additional resource definition and geotechnical information to assist in future engineering studies.

There is no certainty that it will be commercially viable to produce any portion of our contingent bitumen resources.

Wintering Hills Wind Power Operation

During the first nine months of 2012, our share of the power generation from Wintering Hills was 68 GWhs. Expected power generation in 2012 is 80 GWhs, which will result in 50,000 tonnes of CO2 equivalent offsets.

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OTHER COST AND EXPENSES

Other operating income, net of other expense, was $57 million in the third quarter compared with $141 million of other expenses in the third quarter of 2011. Included in other operating income was $55 million of positive price adjustments in the third quarter of 2012 primarily from rising copper prices in the period. This compares with negative pricing adjustments of $192 million in the third quarter of 2011 when copper prices declined sharply at the end of the quarter.

The table below outlines our outstanding receivable positions, which were provisionally valued at June 30, 2012, and our receivable positions provisionally valued at, September 30, 2012.

	Outstanding at		Outstanding at
	June 30, 2012		September 30, 2012
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	171	3.44	169	3.74
Zinc	93	0.84	184	0.95

Financing expenses were $143 million in the third quarter compared with $160 million a year ago. The debt interest component of our financing expense decreased to $106 million from $117 million in the third quarter of last year due to the lower interest rates on the new notes issued pursuant to our recent liability management transactions partly offset by higher debt levels.

Other non-operating income, net of expenses, includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing costs, realized gains or losses on marketable securities and gains and losses on the revaluation of fixed price call options on certain of our high-yield notes. In the third quarter of 2012, other non-operating expense was $179 million, which was primarily comprised of the $238 million charge on the redemption of a portion of our high-yield notes and a mark-to-market gain of $59 million on the revaluation of our call option on our high-yield notes. This compares with $82 million of other income in the third quarter of 2011.

Income and resource taxes for the quarter were $186 million, or 49% of pre-tax profit, which is higher than the Canadian statutory income tax rate of 25%. This was mainly due to the effect of debt redemption costs, the new Chilean first category tax rate increase, resource taxes and higher tax rates in foreign jurisdictions. The debt redemption costs incurred in the quarter were not fully tax deductible, and therefore, had a significant effect on increasing our overall tax rate this quarter. The tax rate on our adjusted earnings was 38% in both the quarter and on a year-to-date basis. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $741 million in the third quarter compared with a record $1.3 billion a year ago as a result of the effect of significantly lower commodity prices for all our main products.

Changes in non-cash working capital items resulted in a use of cash of $154 million in the third quarter compared with a source of cash of $81 million in the same period a year ago. The

23       Teck Resources Limited 2012 Third Quarter News Release

increase in working capital and resulting use of cash in the third quarter this year was due to higher accounts receivable and production inventories balances. Accounts receivable increased primarily as a result of higher closing copper and zinc prices at September 30 compared with June 30, 2012. Production inventories rose in the third quarter, which was mainly attributable to coal production exceeding sales volumes by 776,000 tonnes.

Expenditures on property, plant and equipment were $478 million in the third quarter and included $181 million on sustaining capital and $297 million on major development projects. The largest component of sustaining expenditures was $94 million at our coal operations. Major development expenditures included $32 million at Trail, $24 million at Relincho, $27 million for Antamina’s expansion, $50 million at the Quebrada Blanca hypogene project, $30 million for Quintette and $77 million at our existing coal operations to incrementally expand production.

In August, we issued US$1.75 billion of long-term notes with an effective average interest rate of 4.0%. We used $738 million from the proceeds of the notes to retire US$660 million of our high-yield notes. This resulted in an after-tax charge of $196 million in the quarter, including a write-off relating to the value of the embedded call options, which enabled us to complete the transaction. We also repaid our 10-year 7% notes when they became due in September, 2012.

We have committed and unused bank credit facilities aggregating $1.1 billion, the majority of which mature in 2016.

On October 19, we issued a notice of redemption to redeem all US$521 million principal amount of our outstanding 10.75% senior notes due in 2019, with the redemption taking place on November 19, 2012. We expect to record an after-tax charge of approximately US$259 million in the fourth quarter in connection with the redemption. After this redemption the average coupon rate on our outstanding notes will be 4.8% with an average term to maturity of 16.5 years. On completion of this transaction, we will have retired all of our high-yield debt and we do not expect any further significant charges on debt retirement.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. Ongoing economic uncertainties in Europe and the United States and less robust growth rates in China, India and other emerging markets have impacted both demand and prices for some of our products. We believe that the medium to longer term fundamentals for steelmaking coal are quite favorable, however, the recent weakness in the seaborne steelmaking coal market may well persist into the first half of 2013. Markets for copper remain steady while zinc markets have shown some weakness. In the meantime, the Company’s financial position is strong and we continuously monitor all aspects of our key markets as conditions evolve in order to be in a position to take whatever actions may be appropriate.

Capital Expenditures

A significant component of our capital spending program has been rescheduled for a variety of reasons. This includes a delay at Quebrada Blanca Phase 2 as the resubmission of our Social and Environmental Impact Assessment is not expected to occur before the second quarter of

24       Teck Resources Limited 2012 Third Quarter News Release

2013. At Quintette we have been delayed due to environmental permitting issues, but still expect to be in production in 2014. At Relincho changes in plans for local infrastructure projects necessitates a pause before the completion of the feasibility study. Spending on Fort Hills has decreased this year due to the focus on developing a cost-driven project schedule. We have also deferred the construction of the Number 4 slag furnace at Trail and we are considering delay of a number of other projects. This rescheduling will result in deferrals of capital expenditures of approximately $300 million in 2012 and $1.2 billion in 2013. Our annual budgeting cycle occurs in the fourth quarter of each year and our capital and operating budgets for 2013 have not yet been finalized.

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors. As a result, our forecast capital expenditures for 2012 are now expected to be approximately $1.8 billion, which is lower than our previous guidance of $2.1 billion and our original guidance of $2.3 billion. This is summarized in the following table:

($ in millions)	Sustaining	Development	Total

Copper	$195	$670	$865
Coal	350	300	650
Zinc	90	110	200
Energy	-	70	70
Corporate	25	-	25
	$660	$1,150	$1,810

We also expect to invest approximately $138 million in 2012 for our share of costs for the Fort Hills oil sands project, including our earn-in commitments, compared with our previous guidance of $220 million.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2012, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

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FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, energy price option contracts, metal-related forward contracts, prepayment rights on certain senior debt notes and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,505	$2,561	$2,547	$2,972	$3,380	$2,796	$2,366	$2,716	$2,414

Gross profit	694	735	918	1,212	1,571	1,197	897	1,127	926

EBITDA	721	790	781	1,304	1,660	1,461	1,034	1,013	921

Profit (note 1)	180	268	218	637	814	756	461	325	316

Earnings per share	$0.31	$0.46	$0.37	$1.08	$1.38	$1.28	$0.78	$0.55	$0.54

Cash flow from operations	$587	$768	$644	$1,199	$1,383	$621	$754	$1,156	$771

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at October 23, 2012 there were 576,661,370 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,887,546 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2011 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

26       Teck Resources Limited 2012 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, forecast operating costs and costs of product sold, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our profit to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of completion, costs and results of our mill modernization program at Highland Valley Copper, 2012 production guidance for Quebrada Blanca, statements under the heading “Copper Development Projects,” including the expected resubmittal of the environment impact assessment for Quebrada Blanca Phase 2, the timing of the feasibility study and drilling for Relincho, our expectation that coal sales will not be impacted by greater use of shipping terminals other than Westshore terminals, our expectation that average trail lengths will increase in 2013, the timing of permit approval, production and anticipated production levels from the Quintette coal mine, timing and results of the Neptune Bulk Terminals capacity expansions, the impact of measures to manage selenium discharges and costs and impacts related thereto, timing of construction at our new acid plant in Trail, the statements under the heading “Energy” regarding timing of sanction, production permitting decisions, timing of final SIRs on our Frontier project and our responses thereto, anticipated capital expenditures and demand and market outlook for commodities, These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. With respect to the Quebrada Blanca Phase 2, assumptions are based on receiving comments from all interested parties and our ability to address the comments in a satisfactory manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

27       Teck Resources Limited 2012 Third Quarter News Release

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partner.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2011, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2012 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, October 24, 2012. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

28       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in millions, except for share data)	2012	2011	2012	2011

Revenues	$2,505	$3,380	$7,613	$8,542

Cost of sales	(1,811)	(1,809)	(5,266)	(4,877)

Gross profit	694	1,571	2,347	3,665

Other operating expenses
General and administration	(33)	(28)	(95)	(90)
Exploration	(36)	(33)	(94)	(72)
Research and development	(5)	(6)	(14)	(14)
Other operating income (expense) (Note 3)	57	(141)	30	(57)

Profit from operations	677	1,363	2,174	3,432

Finance income	27	27	91	78
Finance expense (Note 4)	(143)	(160)	(459)	(426)
Non-operating income (expense) (Note 5)	(179)	82	(534)	116
Share of losses of associates	(5)	(3)	(9)	(4)
Profit before tax	377	1,309	1,263	3,196

Provision for income and resource taxes	(186)	(470)	(549)	(1,087)
Profit for the period	$191	$839	$714	$2,109

Profit attributable to:
Shareholders of the company	$180	$814	$666	$2,031
Non-controlling interests	11	25	48	78
Profit for the period	$191	$839	$714	$2,109

Earnings per share
Basic	$0.31	$1.38	$1.14	$3.44

Diluted	$0.31	$1.37	$1.14	$3.42

Weighted average shares outstanding (millions)	586.0	590.8	586.0	590.8

Shares outstanding at end of period (millions)	586.0	590.8	586.0	590.8

29       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in millions)	2012	2011	2012	2011

Profit	$191	$839	$714	$2,109

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $(30), $43, $(31) and $24)	(97)	230	(76)	175
Available-for-sale financial instruments (net of taxes of $16, $9, $14 and $11)	(111)	(56)	(101)	(86)
Cash flow hedges (net of taxes of $nil, $(1), $nil and $nil)	1	(1)	-	(3)
Actuarial loss on retirement benefit obligations (net of taxes of $21, $71, $48 and $81)	(49)	(163)	(106)	(185)
Total other comprehensive income (loss) for the period	(256)	10	(283)	(99)
Total comprehensive income (loss) for the period	$(65)	$849	$431	$2,010

Other comprehensive income (loss) attributable to:
Shareholders of the company	(255)	7	(281)	(101)
Non-controlling interests	(1)	3	(2)	2
	(256)	10	(283)	(99)

Comprehensive income (loss) attributable to:
Shareholders of the company	(75)	821	385	1,930
Non-controlling interests	10	28	46	80
	$(65)	$849	$431	$2,010

30       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2012	2011	2012	2011

Operating activities
Profit	$191	$839	$714	$2,109
Items not affecting cash
Depreciation and amortization	239	243	709	689
Provision for deferred income and
resource taxes	34	210	126	489
Share of loss (gain) of associates	5	3	9	4
Gain on sale of investments and assets	(25)	(37)	(51)	(173)
Unrealized loss (gain) on derivatives	(60)	(95)	(113)	(87)
Foreign exchange loss (gains)	2	19	25	9
Loss on debt repurchase	238	-	652	-
Finance income	(27)	(27)	(91)	(78)
Finance expense	143	160	459	426
Other	1	(13)	22	(5)
	741	1,302	2,461	3,383
Net change in non-cash working capital items	(154)	81	(462)	(625)
	587	1,383	1,999	2,758
Investing activities
Property, plant and equipment	(478)	(364)	(1,201)	(862)
Financial investments and other assets	(50)	(68)	(259)	(139)
Acquisition of SilverBirch Energy Corporation	-	-	(432)	-
Proceeds from the sale of investments and other assets	31	63	37	218
	(497)	(369)	(1,855)	(783)
Financing activities
Issuance of debt	1,747	1,907	2,730	1,907
Repayment of debt	(1,032)	(15)	(2,334)	(93)
Debt interest paid	(138)	(82)	(369)	(257)
Issuance of Class B subordinate voting shares	-	1	1	4
Purchase and cancellation of
Class B subordinate voting shares	-	-	(6)	-
Dividends paid	(234)	(177)	(469)	(354)
Distributions to non-controlling interests	(22)	(13)	(39)	(41)
	321	1,621	(486)	1,166

Effect of exchange rate changes on cash and cash equivalents	(122)	311	(133)	287
Increase (decrease) in cash and cash equivalents	289	2,946	(475)	3,428
Cash and cash equivalents at beginning of period	3,641	1,314	4,405	832
Cash and cash equivalents at end of period	$3,930	$4,260	$3,930	$4,260

31       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)
	September 30,	December 31,
(Cdn$ in millions)	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$3,930	$4,405
Current income and resource taxes receivable	103	101
Trade accounts receivable	1,265	1,242
Inventories	1,937	1,641
	7,235	7,389

Financial and other assets	1,040	1,138
Investments in associates	774	715
Property, plant and equipment	23,884	23,150
Deferred income and resource tax assets	194	180
Goodwill	1,632	1,647
	$34,759	$34,219
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,366	$1,435
Dividends payable (Note 7 (c))	-	235
Current income and resource taxes payable	37	93
Debt (Note 6)	65	359

	1,468	2,122
Debt (Note 6)	7,541	6,676
Deferred income and resource tax liabilities	5,412	5,342
Retirement benefit obligations	820	691
Other liabilities and provisions	1,465	1,495

Equity
Attributable to shareholders of the company	17,880	17,721
Attributable to non-controlling interests	173	172
	18,053	17,893
	$34,759	$34,219

32       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)
	Nine months ended September 30,
(Cdn$ in millions)	2012	2011

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,743	6,795
Share repurchases	(2)	-
Issued on exercise of options	2	5
End of period	6,743	6,800

Retained earnings
Beginning of period	10,858	8,840
Profit for the period attributable to shareholders of the company	666	2,031
Dividends declared	(234)	(177)
Share repurchases	(4)	-
Actuarial loss on retirement benefit obligations	(106)	(185)
End of period	11,180	10,509

Contributed surplus
Beginning of period	97	84
Share-based payment expense	13	10
Transfer to Class B subordinate voting shares on exercise of options	(1)	(1)
End of period	109	93

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 7(b))
Beginning of period	16	47
Other comprehensive income (loss) before actuarial loss on retirement benefit obligations	(175)	84
End of period	(159)	131

Non-controlling interests
Beginning of period	172	122
Profit for the period attributed to non-controlling interests	48	78
Other comprehensive income (loss)	(2)	2
Other	(6)	6
Dividends or distributions	(39)	(41)
End of period	173	167
Total equity	$18,053	$17,707

The accompanying notes are an integral part of these financial statements.

33       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. These condensed consolidated financial statements were approved for issue on October 23, 2012.

2.	ACQUISITION

In April 2012, we completed our purchase of SilverBirch Energy Corporation (“SilverBirch”) by way of a plan of arrangement for a net cash outlay of $432 million. Under the arrangement, substantially all of SilverBirch’s assets, other than its 50% interest in the Frontier and Equinox oil sands projects, were transferred into SilverWillow Energy Corporation (“SilverWillow”). As part of the arrangement, we also transferred to SilverWillow our 50% interest in certain other oil sands leases that were jointly owned with SilverBirch. SilverBirch shareholders, with the exception of Teck, received $8.50 in cash and one share of a new company, SilverWillow Energy Corporation (“SilverWillow”), for each SilverBirch common share. Following completion of the purchase, we now own 100% of the Frontier and Equinox oil sands projects, as well as 4.7 million common shares (8.7%) of SilverWillow issued in connection with the arrangement.

We recorded the purchase at $493 million, which was the fair value of the consideration given up and was comprised of $415 million of cash paid to SilverBirch shareholders, $25 million in working capital contributed to SilverWillow, $12 million of oil sands leases contributed to SilverWillow, $40 million of SilverBirch shares that we owned prior to the transaction and $1 million in transactions fees.

We accounted for this transaction as an acquisition of assets and have allocated the cost to the assets based on their relative fair values at the date of purchase. No goodwill arose on this transaction. The oil sand leases acquired are recorded as exploration and evaluation costs within property, plant and equipment. The shares of SilverWillow are recorded as investments in marketable securities, which are designated as available for sale financial assets and measured at fair value.

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2012	2011	2012	2011

Gain (loss) on sale of operating assets	$22	$(1)	$26	$129
Commodity derivatives	-	13	(4)	-
Pricing adjustments (a)	55	(192)	65	(214)
Share-based compensation (Note 7(a))	(4)	43	(11)	48
Provision for closed properties	(7)	9	(15)	3
Other	(9)	(13)	(31)	(23)
	$57	$(141)	$30	$(57)

34       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	OTHER OPERATING INCOME (EXPENSE), continued

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

4.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2012	2011	2012	2011

Debt interest	$106	$117	$332	$301
Discount and financing fee amortization	3	6	12	17
Pension interest accretion	25	25	74	74
Decommissioning and restoration provision accretion	14	12	51	39
Other	3	5	7	10
Less capitalized interest	(8)	(5)	(17)	(15)
	$143	$160	$459	$426

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in millions)	2012	2011	2012	2011

Foreign exchange gains (losses)	$(2)	$(17)	$(25)	$(9)
Other derivative gains (losses)	59	62	119	80
Debt repurchase and financing costs	(238)	-	(652)	-
Gain on sale of investments	2	38	24	44
Other	-	(1)	-	1
	$(179)	$82	$(534)	$116

35       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT

(Cdn$ in millions)	September 30, 2011	December 31, 2011
	Carrying	Carrying
	Value	Value

7.0% notes due September 2012 (US$200 million)	$-	$203
9.75% notes due May 2014 (US$530 million) (b)	-	514
5.375% notes due October 2015 (US$300 million)	294	304
10.25% notes due May 2016 (US$659 million) (b)	-	629
3.15% notes due January 2017 (US$300 million)	293	303
3.85% notes due August 2017 (US$300 million)	290	300
2.50% notes due February 2018 (US$500 million) (a)	487	-
3.00% notes due March 2019 (US$500 million) (a)	487	-
10.75% notes due May 2019 (US$1,043 million) (b)	481	991
4.5% notes due January 2021 (US$500 million)	487	504
4.75% notes due January 2022 (US$700 million)	683	706
3.75% notes due February 2023 (US$750 million) (a)	726	-
6.125% notes due October 2035 (US$700 million)	673	696
6.0% notes due August 2040 (US$650 million)	636	658
6.25% notes due July 2041 (US$1,000 million)	971	1,005
5.20% notes due March 2042 (US$500 million) (a)	484	-
5.40% notes due February 2043 (US$500 million) (a)	486	-
Antamina senior revolving credit facility due April 2015	22	117
Quebrada Blanca bridge loan due November 2012	29	-
Other	77	105
	7,606	7,035
Less current portion of long-term debt	(65)	(359)
	$7,541	$6,676

a)	Notes Issued

In February 2012, we issued US$500 million of senior unsecured notes due March 2019 and US$500 million of senior unsecured notes due March 2042. The 2019 notes bear interest at the rate of 3.00% per annum and were issued at 99.705% of face value. The 2042 notes bear interest at the rate of 5.20% per annum, were issued at 99.533% of face value. Net proceeds from these two issues were US$987 million after underwriting discounts and issue costs.

In August 2012, we issued US$500 million of senior unsecured notes due February 2018, US$750 million of senior unsecured notes due February 2023 and US$500 million of senior unsecured notes due February 2043. The 2018 notes bear interest at a rate of 2.50% per annum and were issued at 99.690% of face value. The 2023 notes bear interest at a rate of 3.75% per annum and were issued at 99.188% of face value. The 2043 notes bear interest at a rate of 5.40% per annum and were issued at 99.808% of face value. Net proceeds from these three issues were US$1,727 million after underwriting discounts and issue costs.

36       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

The notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2023, 2042 and 2043 notes are callable at 100% at any time on or after November 1, 2022, September 1, 2041 and August 1, 2042 respectively. Our obligations under these notes are guaranteed by our wholly owned subsidiary, Teck Metals Limited.

The net proceeds of these issues, in addition to cash on hand, were used to finance the redemptions described below and for the amount due on maturity of our 7.00% notes due September 2012. Net proceeds not used to retire or redeem indebtedness may be used for other general corporate purposes, including capital expenditures, share repurchases or as general working capital.

b)	Notes Redeemed

During the first quarter, we redeemed US$1.051 billion aggregate principal amount of outstanding notes. The notes redeemed were comprised of US$530 million of the 9.75% notes due 2014 and US$521 million of the 10.75% notes due 2019. The total payment, including the premium for the repurchase, was US$1.29 billion. We recorded an accounting charge of $414 million in the first quarter in connection with the redemption.

During the third quarter, we redeemed all of the approximately US$659.5 million principal amount of the outstanding 10.25% notes due 2016. The total payment, including the premium for the repurchase, was US$738 million.  We recorded an accounting charge of C$238 million in the third quarter in connection with the redemption.

7.	EQUITY

a)	Share-Based Compensation

During the first three quarters of 2012, we granted 1,524,821 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $39.24, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $12.15 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.38%, a dividend yield of 2.04% and an expected volatility of 43%.

During the first three quarters of 2012, we issued 683,460 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at September 30, 2012 was 2,597,026.

A share-based compensation expense of $11 million (2011 - $48 million recovery) was recorded for the nine months ended September 30, 2012 in respect of all outstanding share options and units.

37       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	EQUITY

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	September 30,	December 31,
(Cdn$ in millions)	2012	2011

Currency translation adjustment	$(66)	$10
Unrealized gains (losses) on investments (net of tax of $12 and $(2))	(98)	3
Unrealized gains on cash flow hedges (net of tax of $nil and $nil)	1	1
	$(163)	$14

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$(159)	$16
Non-controlling interests	(4)	(2)
	$(163)	$14

c)      Dividends of $0.40 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 15, 2012, and were paid on July 3, 2012.

8.	SEGMENT INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

38       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENT INFORMATION, continued

	Three months ended September 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	763	1,077	727	1	-	2,568
Less: Inter-segment revenues	-	-	(63)	-	-	(63)
Revenues	763	1,077	664	1	-	2,505
Gross profit	263	333	98	-	-	694
Other operating income (expenses)	34	3	(23)	-	(31)	(17)
Profit from operations	297	336	75	-	(31)	677
Net finance expense	(1)	(7)	(6)	-	(102)	(116)
Non-operating income (expenses)	-	-	-	-	(179)	(179)
Share of losses of associates	-	-	-	(4)	(1)	(5)
Profit before tax	296	329	69	(4)	(313)	377
Capital expenditures	201	201	63	7	6	478

	Three months ended September 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	808	1,717	913	-	-	3,438
Less: Inter-segment revenues	-	-	(58)	-	-	(58)
Revenues	808	1,717	855	-	-	3,380
Gross profit	362	954	255	-	-	1,571
Other operating income (expenses)	(195)	-	(18)	-	5	(208)
Profit from operations	167	954	237	-	5	1,363
Net finance expense	-	(9)	(6)	-	(118)	(133)
Non-operating income (expenses)	27	34	-	-	21	82
Share of profit (loss) from associates	-	-	-	-	(3)	(3)
Profit before tax	194	979	231	-	(95)	1,309
Capital expenditures	150	156	32	21	5	364

39       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENT INFORMATION, continued

	Nine months ended September 30, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	2,247	3,637	1,888	3	-	7,775
Less: Inter-segment revenues	-	-	(162)	-	-	(162)
Revenues	2,247	3,637	1,726	3	-	7,613
Gross profit	803	1,323	221	-	-	2,347
Other operating income (expenses)	4	(2)	(33)	-	(142)	(173)

Profit from operations	807	1,321	188	-	(142)	2,174
Net finance expense	(4)	(25)	(17)	-	(322)	(368)
Non-operating income (expenses)	-	-	-	-	(534)	(534)
Share of profit (loss) from associates	-	-	-	(6)	(3)	(9)

Profit before tax	803	1,296	171	(6)	(1,001)	1,263
Capital expenditures	522	481	135	44	19	1,201
Goodwill	429	1,203	-	-	-	1,632
Total assets	7,708	17,289	5,149	1,744	2,869	34,759

	Nine months ended September 30, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total
Segment revenues	2,330	4,207	2,183	-	-	8,720
Less: Inter-segment revenues	-	-	(178)	-	-	(178)
Revenues	2,330	4,207	2,005	-	-	8,542
Gross profit	1,115	2,019	531	-	-	3,665
Other operating income (expenses)	(117)	-	(41)	-	(75)	(233)

Profit from operations	998	2,019	490	-	(75)	3,432
Net finance expense	(3)	(23)	(16)	-	(306)	(348)
Non-operating income (expenses)	27	34	-	-	55	116
Share of profit (loss) from associates	-	-	-	-	(4)	(4)

Profit before tax	1,022	2,030	474	-	(330)	3,196
Capital expenditures	374	376	59	39	14	862
Goodwill	458	1,203	-	-	-	1,661
Total assets	7,532	16,916	3,006	1,140	5,046	33,640

40       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2012, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continues studies under the 2006 settlement agreement with the U.S. EPA to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington continues. In April, an order for summary judgment was issued striking Teck Metals Ltd.’s defense of apportionment. In July, the United States Court of Appeals for the Ninth Circuit denied our application for leave to appeal that decision on an interlocutory basis.

In September, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. These facts are expected to provide the minimum requirements to allow the court to find in favour of the plaintiffs on their claim for a declaratory judgment that TML is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to CERCLA.

The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by Teck American are completed, which is currently expected to occur in 2015.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

41       Teck Resources Limited 2012 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	SUBSEQUENT EVENT

On October 19, 2012, we announced the issuance of a notice to redeem, on November 19, 2012, all of the approximately US$521.3 million principal amount of the outstanding 10.75% senior notes due 2019. Based on current interest rates, we expect to record an after-tax expense of approximately US$259 million in the fourth quarter of 2012 in connection with the redemption of the 2019 Notes.

42       Teck Resources Limited 2012 Third Quarter News Release